August 8, 2014

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Attn:	Mr. Terence O’Brien, Branch Chief Ms. Nudrat Salik, Staff Accountant Ms. Tracie Towner, Staff Accountant

Re:	Tecumseh Products Company Form 10-K For The Fiscal Year Ended December 31, 2013 Filed March 4, 2014 File No. 1-36417

Dear Mr. Terrence O’Brien:
This letter is in response to your comment letter dated July 15, 2014 to Tecumseh Products Company, referred to in this response as "Tecumseh" or the "Company". For your convenience, we have repeated your comments below in bold italics followed in each case by Tecumseh’s response.

General

1.	Please note for future filings your Commission File Number is now 001-36417

We note the new Commission File Number and have commenced using this File Number as of the filing of our Second Quarter Form 10-Q filed on August 4, 2014 and our Form 8-K filed on the same date.

2.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Based on our review and the below responses, we do not believe any additional disclosures or other revisions are necessary.

Financial Statements, Page 35

Note12. Income Taxes, Page 55

3.
You disclose on page 21 that you recorded a tax expense of $7.7 million in 2013 primarily due to tax expense reclassified out of AOCI in relation to your postretirement benefit plan that was curtailed in 2012. Please help us better understand the nature of this tax expense and why it was recorded in 2013 rather than 2012 when you recorded the curtailment gain.

In the second quarter of 2012, we informed employees and current retirees that:
(1) effective May 1, 2012 we would no longer provide life insurance benefits to eligible current and future salaried retirees of the Company,
(2) effective December 31, 2013, we would no longer provide pre-age 65 retiree group health care benefits to current salaried employees and current salaried retirees of the Company who could participate or who are currently participating in the Plan and
(3) effective May 1, 2012, all current employees who have not satisfied the age and Company service requirements as of May 1, 2012, for eligibility and participation in the Plan providing pre-age 65 retiree group health care benefits, will no longer be eligible.

Tecumseh Products Company 5683 Hines Drive Ann Arbor, MI 48108 USA +1 734.585.9500 www.tecumseh.com

U.S. Securities and Exchange Commission
August 8, 2014

This means that, as of May 1, 2012, the Company no longer provided life insurance to any salaried retiree, and that, effective January 1, 2014, there were no health insurance benefits provided to any salaried retiree. Furthermore, any salaried employee who would otherwise had been eligible was also not provided any post-retirement benefits. As a result of the termination, as of December 31, 2013, the U.S. OPEB liability and related balances in Other Comprehensive Income (OCI) were amortized to zero through reclassification into the Statement of Operations.

ASC 740 - Income Taxes is silent as to the disposition of the residual tax effects associated with a deferred tax item established in OCI (in this case an unrealized gain related to the OPEB plan). As a result, the Company consulted the positions of several international accounting firms who believe that the tax expense recorded in OCI should remain in OCI until the circumstances related to the OCI balance causing the tax expense cease to exist. Excerpts from the international accounting firms’ guidance is summarized below:

•
(KPMG) Residual tax effects typically are released when the item giving rise to the tax effect is disposed of, liquidated, or terminated. For example, residual tax effects associated with a deferred tax asset established for a pension liability generally remains in other comprehensive income until the plan is terminated.

•
(PwC) ASC 740 is silent as to the disposition of a disproportionate tax effect lodged in OCI. We believe that the OCI balance must be eliminated when the circumstances upon which it premised cease to exist.

•
(EY) We believe subsequent changes to postretirement benefit obligations recognized in other comprehensive income are analogous to unrealized gains and losses attributable to marketable securities accounted for as available-for-sale pursuant to ASC 320. Thus, backward-tracing is prohibited, and, while other methods may be acceptable, we believe it is most appropriate to eliminate dangling debits and credits related to postretirement benefit plans in other comprehensive income when the plan is extinguished.

As discussed above, due to the termination of the OPEB plan, the OPEB liability and related balances in OCI were amortized to zero through reclassification into the Statement of Operations by December 31, 2013.
Based on Tecumseh’s research, we concluded that the residual tax effects associated with a deferred tax item established in OCI related to our OPEB plan, should be eliminated when the underlying OPEB plan balances ceased to exist (i.e., December 31, 2013). Therefore, this tax expense was recorded in 2013, when the related balances ceased to exist and not when the curtailment was announced in 2012.

Note 16. Commitments and Contingencies, Page 60

4.
For multiple matters listed under the Litigation and Environmental Matters headings, you indicate that you do not have a reasonable estimate of the amount of the ultimate liability, if any, or the amount of any potential future settlement but indicate that the amount could be material to your financial position, consolidated results of operations, and cash flows. We note that some of the matters disclosed originated as early as 2010. Given that your disclosures indicate that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of providing the disclosures required by ASC 450-20-50, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

We acknowledge the Staff’s comments and note that members of our financial team consult with our external legal experts on a quarterly basis in order to evaluate the status of each legal matter in determining the probability of the incurrence of a loss and whether a loss is reasonably possible and estimable, along with evaluating the quarterly disclosures regarding such matters for compliance with ASC 450-20-50. We consider the facts and the applicable laws in order to make this determination on a case by case basis. In determining whether it is possible to provide an estimate of loss, or range of possible loss, the Company reviews and evaluates all potentially relevant factual and legal developments.  If the Company determines an unfavorable outcome is not probable or reasonably estimable, the Company does not accrue for a potential litigation loss.

For litigation liabilities (including product liability litigation) representing substantially all of the potential litigation loss

Tecumseh Products Company 5683 Hines Drive Ann Arbor, MI 48108 USA +1 734.585.9500 www.tecumseh.com

U.S. Securities and Exchange Commission
August 8, 2014

contingency for which the Company has accrued, the Company has accrued an amount according to its best estimate of the potential loss, to the extent such loss is reasonably estimable and probable. Where it is not possible to estimate a specific expected cost the Company accrues an amount estimated to equal the minimum exposure to such loss or potential loss. However, the maximum potential loss (or upper end of the range of potential loss) is ordinarily impossible to estimate due to a number of factors, including (i) the inherent unpredictability of litigation, (ii) a lack of commonality among litigation matters, (iii) the lack of consistent historical outcomes in litigation on which to base predictions or estimates of future liabilities, (iv) the fact that a specific amount or maximum amount of damages is typically not pled in each case, (v) in each case damages have not been determined (and will not be determined until a final verdict is reached), and (vi) damages are typically not based on a formula or other basis that is determinable in advance. Accordingly, the Company does not believe that an estimate of reasonably possible additional losses is determinable. If an amount of additional loss with respect to a material contingency becomes reasonably possible due to developments in litigation, and the range of such additional loss is reasonably estimable, the Company will disclose such additional loss or range of loss.

For environmental liabilities representing substantially all of the potential environmental loss contingencies for which the Company has accrued, such liabilities are often associated with well-known, long-term remediation sites for which loss estimates have been well-established and remediation costs are predictable, absent a future change in law or technology, or a discovery of new facts related to the applicable environmental site. In some cases, however, the extent of damage, the costs of remediation or our responsibility for the liability is unknown, pending further investigation or testing. The Company accrues an amount equal to its best estimate of investigation and remediation costs based upon facts at any given time. The Company believes any additional loss would likely come from new facts or information not currently available to it, including future changes in applicable laws or regulations, future changes in available technologies and discovery of new information about a given site. The Company believes it does not have a basis for estimating a range of reasonably possible additional losses.

With respect to the ‘Canadian Horsepower Label Litigation’, we believe we cannot reasonably estimate a possible range of potential loss due to (i) the lack of progress of the case; (ii) the broad spectrum of remedies which may be available to the Court in the event of an adverse ruling, which may include both monetary and non-monetary injunctive relief; (ii) the fact that the imposition of non-monetary relief could eliminate certain categories of damages claims; and (iii) the difficulties at the current stage of the litigation of determining potential exposure related to each of the defendants in the matter.

With respect to the various ‘Compressor Industry Antitrust Litigation’ we believe we cannot reasonably estimate a possible range of potential loss on some of the issues due to the different set of facts and circumstances for each outstanding matter as well as the broad spectrum of remedies which may be available to each jurisdiction and/or court in the event of an adverse ruling. Several specific matters have been settled and/or determined to be estimable and probable. We have already accrued our estimate of liabilities for those items, and they have been included in our disclosures.

With respect to our former Tecumseh, Michigan facility and the related environmental remediation required, annually, we are required to submit to the USEPA the status of the overall project. In the first quarter of 2014, based on additional investigation activities as well as the additional remediation activities that will be required, we recorded an additional accrual of $1.2 million. Specifically, Tecumseh submitted a Statement of Works (SOW) to the USEPA in early March 2014 and the USEPA responded to this SOW on March 27, 2014. Tecumseh submitted the required annual Revised Cost Estimate to the USEPA in early April, which included the additional investigation activities and additional remediation activities that the USEPA requested. This development was disclosed in our first quarter Form 10-Q, which we filed on May 12, 2014.

With respect to the Sheboygan River and Harbor Superfund Site National Resource Damages, we accrued $3.1 million in the first quarter of 2014 based on current negotiations and discussions with the Trustees of potential settlements, which took place at a meeting on March 14, 2014. This development was disclosed in our first quarter Form 10-Q, which we filed on May 12, 2014. The extent of the natural resource damage, costs of remediation and our responsibility for the liability are unknown, pending further investigation or testing. This matter has not reached a final resolution, and as such, we continue to monitor all developments to verify our estimate is materially correct. The ultimate resolution of this matter could require a material change to this estimate.

Tecumseh Products Company 5683 Hines Drive Ann Arbor, MI 48108 USA +1 734.585.9500 www.tecumseh.com

U.S. Securities and Exchange Commission
August 8, 2014

Note 17. Business Segments, Page 64.

5.	Please provide the disclosures required by ASC280-10-50-21 in regard to how you determine your reportable segments, including if operating segments have been aggregated.

ASU 280 - Segment Reporting, provides that an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s Chief Operating Decision Maker (CODM) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

Tecumseh has operations at several geographic locations. In order to determine whether these operations qualify as separate operating segments, we have analyzed our operations to see if they meet the characteristics described above.

a.
Each of our geographic locations earns revenues and incurs expenses, however, our geographic locations report up to their respective global functional organization (i.e., Sales, Engineering, Finance, Legal, Information Technology, Human Resources, Operations).

b.
Our respective operations are dependent on each other, therefore, our CODM reviews results for the compressor business at the consolidated Compressor Products level. The geographic locations do not qualify as operating segments because our CODM does not review the financial results by geographic location for the purposes of allocating resources and assessing performance, as the individual results for each location are substantially driven by transfer pricing on inter-company transactions designed to optimize our tax position for the Company as a whole.

Our CODM is primarily our Board of Directors together with our President and Chief Executive Officer. Tecumseh’s CODM reviews results for the business at the consolidated Compressor Products level. Tecumseh has a global functional reporting system, and our CODM makes decisions regarding resource allocation and performance assessment looking at the Company as a whole, using information from global business functional leaders (i.e., Sales, Engineering, Finance, Legal, Information Technology, Human Resources, Operations). Our various manufacturing facilities are regarded as cost centers within our Compressor Products business.

Interaction between the CODM and the functional leaders is conducted on both a formal and informal basis; the formal aspects include Board meetings held at least five times per year, weekly ‘Risk and Ops’ meetings and monthly management meetings. The monthly management meetings include standardized written presentations from the respective global functions. Certain expense items may be evaluated by geographic location in order to understand country-specific issues, such as the effect of currency exchange or the status of expected tax refunds.

c.
Our geographic locations are separate legal entities within their respective countries and as such are required to maintain financial records in order to meet local statutory and tax reporting requirements. Each of these legal entities has the capability to generate independent financial reporting, including statements of income.

Based on the above analysis, condition b) is not met, thus Tecumseh’s geographic locations are not separate operating segments.

Similarly, Tecumseh sells its products for three primary applications: (i) commercial refrigeration, including walk-in coolers and freezers, ice makers, dehumidifiers, water coolers, food service equipment and refrigerated display cases and vending machines; (ii) household refrigerators and freezers; and (iii) residential and specialty air conditioning and heat pumps, including window air conditioners, packaged terminal air conditioners and recreational vehicle and mobile air conditioners. However, discrete financial information for these applications is not available.

Tecumseh Products Company 5683 Hines Drive Ann Arbor, MI 48108 USA +1 734.585.9500 www.tecumseh.com

U.S. Securities and Exchange Commission
August 8, 2014

Acknowledgments

In connection with this response, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information concerning this letter, please contact me at (734) 585-9507.

Regards,

Tecumseh Products Company

By	/s/ Janice E. Stipp
Janice E. Stipp
Executive Vice President, Chief Financial Officer Treasurer and Secretary (Duly Authorized and Principal Financial Officer)

cc:	Nudrat Salik, Division of Corporation Finance
Tracie Towner, Division of Corporation Finance
Harold Karp, Tecumseh Products Company
Mick Rennick, Grant Thornton LLP
Patrick Duerr, Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors
Robert Krueger, Honigman Miller Schwartz and Cohn LLP Attorneys and Counselors

Tecumseh Products Company 5683 Hines Drive Ann Arbor, MI 48108 USA +1 734.585.9500 www.tecumseh.com